EXHIBIT 99.1

HEXO Announces Election of Directors

GATINEAU, Quebec, March 09, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO”), a leading producer of high-quality cannabis products, today announced that, at the annual general and special meeting of shareholders held on March 8, 2022, each of the seven director nominees was elected as a director of HEXO. Detailed results of the vote are set out below.

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Mark Attanasio	108,012,980	0	108,012,980	100%	0%
Vincent Chiara	108,012,980	0	108,012,980	100%	0%
Hélène F. Fortin	77,240,203	3,920,563	81,160,766	95.17%	4.83%
Rose Marie Gage	58,310,763	22,850,002	81,160,765	71.85%	28.15%
Rob Godfrey	108,012,980	0	108,012,980	100%	0%
Peter James Montour	75,782,705	5,378,060	81,160,765	93.37%	6.63%
Will Montour	77,304,011	3,856,755	81,160,766	95.25%	4.75%

All other items of business put forward at the meeting were approved, including the reappointment of PricewaterhouseCoopers LLP as HEXO’s auditor, the change of the location of HEXO’s registered office, the increase to the maximum number of directors from ten to twelve, the proposed share consolidation and the approval of the unallocated awards and certain prior awards under HEXO’s Amended and Restated Omnibus Long-Term Incentive Plan. Further details on these items of business can be found in the report of voting results and management information circular which are available under HEXO’s profile on SEDAR.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

Media Relations:

(819) 317-0526
media@hexo.com